EXHIBIT 99.1

Liminal BioSciences Announces Listing Transfer to Nasdaq Capital Market

LAVAL, QC and CAMBRIDGE, England, Sept. 1, 2022 /CNW/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company") announced today that it received confirmation from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") that the Company's application to transfer its common shares from The Nasdaq Global Market to The Nasdaq Capital Market, as allowed under Listing Rule 5810(c)(3)(A), had been approved.

The Company's common shares will begin trading on The Nasdaq Capital Market effective at the start of trading on September 6, 2022. The Company's shares will continue to trade on Nasdaq under the symbol "LMNL". The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

As previously disclosed on March 4, 2022, the Company had received a written notice from the Listing Qualifications Department of Nasdaq indicating that the Company was not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules and had been granted a 180-day compliance period to comply with the minimum bid price requirement.

In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted the Company a second period of 180 calendar days, or until February 27, 2023, to regain compliance with the minimum bid price requirement for continued listing by achieving a closing bid price on Nasdaq of at least $1.00 per share for a minimum of ten consecutive trading days.

Nasdaq's decision to approve the Company's application to transfer to The Nasdaq Capital Market was based on the Company meeting the listing requirements of The Nasdaq Capital Market with the exception of the minimum bid requirement. The Company provided Nasdaq with its written intent to cure the minimum bid price deficiency during the additional compliance period by implementing a reverse stock split, if necessary, prior to the expiration of the second compliance period.

The Company intends to continue to actively monitor its compliance with the minimum closing bid price requirement and, evaluate available options to regain compliance.

About Liminal BioSciences Inc.

Liminal BioSciences is a development stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform with a data driven approach. The Company is currently developing GPR84 antagonists and OXER1 antagonists. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences' objectives, strategies and businesses that involve risks and uncertainties. Forward-looking information includes statements concerning, among other things: the Company's ability to regain compliance with the Nasdaq listing requirements, streamline its business, divest its non-core assets,  advancement of Liminal Biosciences' product candidates, the outcome of anticipated clinical trials; the analysis of our clinical trial data; the potential development of Liminal Biosciences' R&D programs; the properties of our drug candidates; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the Company's ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences' may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences' business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2022/01/c1737.html

%CIK: 0001351172

For further information: Corporate Contact, Shrinal Inamdar, Associate Director, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact, Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 16:15e 01-SEP-22